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SECUI  MMISSION

07007936



RECEIVED
AUG 2 9 2007
PROCESSING

Annual Audited Repo... ...ired of Brokers and Dealers
Form X-17A-5 Pursuant to Section 17 of the Securities
Part III Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No. 8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/06 AND ENDING 6/30/07
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Roth Capital Partners, LLC Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Corporate Plaza, Suite 200
(No. and Street)

Newport Beach,	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

9/5

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2007 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



PRISCILLA KASTNER
Commission # 1454174
Notary Public - California
Orange County
My Comm. Expires Dec 31, 2007



Signature

CFO

Title



Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statement of Financial Condition.
(x)	(c)	Consolidated Statement of Income.
(x)	(d)	Consolidated Statement of Cash Flows.
(x)	(e)	Consolidated Statement of Changes in Member's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements.)
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements.)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)


SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH, D.C.
210
SECTION

CONSOLIDATED FINANCIAL CONDITION
AS OF JUNE 30, 2007, AND
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC DOCUMENT**

ROTH CAPITAL PARTNERS, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Roth Capital Partners, LLC:

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Roth Capital Partners, LLC and subsidiaries as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 24, 2007

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 13,266,119
RECEIVABLE FROM CLEARING BROKERS	4,434,600
TRADE RECEIVABLES, Net of allowance of $17,289	3,099,151
SECURITIES OWNED (Note 2):	
Marketable, at market value (including $320,643 securing payables to employees)	4,067,041
Not readily marketable, at estimated fair value (including $8,873,613 securing payables to employees and minority interests)	19,047,223
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, At cost, less accumulated depreciation, and amortization of $4,297,444	1,007,068
NOTES RECEIVABLE	51,126
OTHER ASSETS	958,524
TOTAL	$45,930,852

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,922,860
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	5,515,097
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED	4,463,942
SECURITIES SOLD BUT NOT YET PURCHASED — At market value	2,114,508
Total liabilities	16,016,407
MINORITY INTERESTS	4,871,599
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
MEMBERS' EQUITY	25,042,846
TOTAL	$45,930,852

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a registered broker/dealer, and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The accompanying consolidated statement of financial condition includes the accounts of several limited liability companies ("LLC") which the Company utilizes to invest, with other outside investors, in various hedge funds and private equity funds. The Company has between 10% and 100% ownership and significant control of the various LLCs as of June 30, 2007. Also, included in the Company's accompanying consolidated statement of financial condition are the results of a wholly owned affiliate, BTG Investments LLC ("BTG"), which is solely engaged in principal investment activities. All intercompany transactions and balances have been eliminated in consolidation. The Company records investors' share of such LLCs in minority interests and their respective share of earnings and losses of such LLCs in the accompanying consolidated statement of financial condition.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46R, *Consolidation of Variable Interest Entities*, which requires the Company to consolidate certain variable interest entities for which it is the primary beneficiary. Cortina Asset Management, LLC ("Cortina") is engaged in investment advisory services for managed accounts. The Company provided 100% of Cortina's initial capital for a 20% ownership interest in Cortina. The Company had a preferential distribution right up to its initial investment of $2,500,000 as well as an exposure to losses in excess of its pro-rata share of Cortina's losses. The Company received all of its preferential distributions from Cortina by the end of January 2007 and was no longer deemed to be the primary beneficiary. The Company consolidated the results of Cortina's operations for the period from July 1, 2006 through January 31, 2007; thereafter, the Company recorded its investment in Cortina using the equity method. The Company has not guaranteed the performance, liquidity, or obligations of Cortina, and the Company's maximum exposure to loss is equal to the value of its capital account.

Basis of Presentation — The consolidated statement of financial condition of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Gains and losses are recorded on a specific identification basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances maintained at banks, $12,771,574 in money market accounts, with a weighted-average yield of approximately 4.7%.

Securities Owned and Securities Sold but Not Yet Purchased — Marketable securities owned and securities sold but not yet purchased are comprised primarily of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, notes and common stock of private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities. For the warrants, to the extent the underlying stock value exceeds the exercise price of the warrants, the warrants are valued as the difference of the underlying stock price and exercise price, which is then discounted for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. Other securities not readily marketable are valued at fair value by management based on their intimate knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for the securities existed and the difference could be material.

The Company invests in securities sold but not yet purchased to reduce the Company's exposure to market risk and to enhance the Company's investment opportunities.

Long-Lived Assets — As required by Financial Accounting Standards Boards (FASB) Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No impairment loss was recorded for the year ended June 30, 2007.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

Intangible Assets — The Company reviews intangible assets (value of internet domain name) for impairment in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets*, and FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Internet domain name is amortized over the useful life of 60 months.

Fair Value of Financial Instruments — Substantially, all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Recently Issued Accounting Pronouncements — In May 2005, the FASB issued FASB statement No. 154, *Accounting for Changes and Error Corrections*, which is a replacement of Accounting Principles Board (APB) Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements an amendment of APB Opinion No. 28*. This statement changes the requirements for the accounting for and reporting of all voluntary changes in accounting principle and in the instance that a pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of

changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FASB Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FASB Statement No. 154 did not have a material impact on the Company's financial position.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of FASB Statement No. 157 on its financial statement.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides the option of measuring eligible assets and liabilities at fair value for financial reporting purposes. FASB Statement No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the potential impact of FASB Statement No. 159 on its financial statement.

2. SECURITIES OWNED

Marketable securities owned, held as of June 30, 2007, consist of unencumbered equity securities totaling $3,746,398 and equity securities held as collateral for employee payables totaling $320,643. Not readily marketable securities consist of the following investments, at estimated fair value:

	Collateral for Employee Payables and Minority Interests	Unencumbered	Total
Warrants in publicly traded companies	$2,517,592	$ 2,517,650	$ 5,035,242
Private equity investments and limited partnerships	4,955,599	5,705,788	10,661,387
Restricted publicly traded equities	1,162,645	1,712,394	2,875,039
Convertible note of a publicly traded entity	237,777	237,778	475,555
Total not readily marketable securities	$8,873,613	$10,173,610	$19,047,223

During July and August 2007, the Company, through one of its wholly owned subsidiaries, funded two equity interests in two private companies totaling $674,287 of which $337,143 is unencumbered. Additionally, the Company purchased in August 2007 a significant equity interest in an investment advisory firm for $1,250,000 and has a remaining capital commitment of up to $1,250,000.

3. TRADE AND NOTES RECEIVABLE — Net

Trade receivables primarily consist of investment banking-related transactions which are generally due within the next 12 months. Notes receivable consist of unsecured notes totaling $51,126. The interest rate on the notes receivable have interest rates ranging from 6% to 8% per annum, as of June 30, 2007, and are due at various times. The $100,000 note receivable balance as of June 30, 2006, from a related party was written-off entirely during fiscal year 2007. The following is a rollforward of the allowance for doubtful accounts for the year ended June 30, 2007:

	Trade Receivable Allowance
Beginning balance — July 1, 2006	$ 8,000
Provision for doubtful accounts	17,289
Collections on previous write-offs	(8,000)
Ending balance — June 30, 2007	$ 17,289

4. INTANGIBLE ASSETS

Intangible assets as of June 30, 2007, included in other assets, comprise the following:

Internet domain name	$ 120,000
Less accumulated amortization	(2,000)
Total	$ 118,000

The estimated future amortization expense for the intangible asset (value of internet domain name) is as follows:

Years Ending June 30	Intangible Assets Amortization
2008	$ 24,000
2009	24,000
2010	24,000
2011	24,000
2012	22,000
Total	$ 118,000

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated statement of financial condition. The members are required to report their proportionate share of income on their individual tax returns.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. As of June 30, 2007, the Company had an outstanding accrual amount of $427,160 for its contributions to be made to the Plan as of June 30, 2007.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Securities Sold but Not Yet Purchased — In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities in the consolidated statement of financial condition. The Company is exposed to the risk that market price increases cause the ultimate obligation for such commitments to exceed the amount recorded in the consolidated statement of financial condition.

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions relating to such commitments will have no material impact on the Company's consolidated statement of financial condition.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated statement of financial condition.

Leases — The Company leases office facilities, furniture, and equipment under noncancelable operating leases having terms through 2012. Aggregate minimum commitments under these leases are as follows:

Years Ending June 30	Amount
2008	$ 1,956,980
2009	1,800,511
2010	1,717,838
2011	1,726,252
2012	973,441
Total	$ 8,175,022

Aggregate minimum commitments have not been reduced by minimum sublease rentals. There were no noncancelable subleases as of June 30, 2007.

Limited Partnership Investments — The Company has capital commitments in limited partnerships held in securities owned, not readily marketable, that have not been called as of June 30, 2007, totaling $247,007, net of minority interests' capital commitments of $158,593.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. At June 30, 2007, the Company has net capital of $9,698,928 computed under the alternative method, which is $9,085,678 in excess of its required net capital. For purposes of the computation of net capital, the accounts of BTG have been included in the computation of net capital by the Company.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

August 24, 2007

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

Dear Ladies and Gentlemen:

In planning and performing our audit of the consolidated financial statements of Roth Capital Partners, LLC (the "Company") for the year ended June 30, 2007 (on which we issued our report dated August 24, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are (1) to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END